COMMENTS RECEIVED ON APRIL 5, 2005

FROM CHRISTIAN SANDOE

FIDELITY CALIFORNIA MUNICIPAL TRUST (File Nos. 002-83367 and 811-03725)

Spartan California Municipal Income Fund

POST-EFFECTIVE AMENDMENT NO. 46

FIDELITY CALIFORNIA MUNICIPAL TRUST II (File Nos. 033-42890 and 811-06397)

Fidelity California Municipal Money Market Fund and Spartan California Municipal Money Market Fund

POST-EFFECTIVE AMENDMENT NO. 26

FIDELITY CONCORD STREET TRUST (File Nos. 033-15983 and 811-05251)

Spartan Total Market Index Fund, Spartan Extended Market Index Fund, Spartan International Index Fund, Fidelity U.S. Bond Index Fund, and Spartan U.S. Equity Index Fund

POST-EFFECTIVE AMENDMENT NO. 42

FIDELITY OXFORD STREET TRUST (File Nos. 002-77909 and 811-03480)

Fidelity Four-in-One Index Fund

POST-EFFECTIVE AMENDMENT NO. 56

FIDELITY SELECT TRUST (File Nos. 002-69972 and 811-03114)

Fidelity Select Air Transportation Portfolio, Fidelity Select Automotive Portfolio, Fidelity Select Banking Portfolio, Fidelity Select Biotechnology Portfolio, Fidelity Select Brokerage and Investment Management Portfolio, Fidelity Select Business Services and Outsourcing Portfolio, Fidelity Select Chemicals Portfolio, Fidelity Select Computers Portfolio, Fidelity Select Construction and Housing Portfolio, Fidelity Select Consumer Industries Portfolio, Fidelity Select Cyclical Industries Portfolio, Fidelity Select Defense and Aerospace Portfolio, Fidelity Select Developing Communications Portfolio, Fidelity Select Electronics Portfolio, Fidelity Select Energy Portfolio, Fidelity Select Energy Service Portfolio, Fidelity Select Environmental portfolio, Fidelity Select Financial Services Portfolio, Fidelity Select Food and Agriculture Portfolio, Fidelity Select Gold Portfolio, Fidelity Select Health Care Portfolio, Fidelity Select Home Finance Portfolio, Fidelity Select Industrial Equipment Portfolio, Fidelity Select Industrial Materials Portfolio, Fidelity Select Insurance Portfolio, Fidelity Select Leisure Portfolio, Fidelity Select Medical Delivery Portfolio, Fidelity Select Medical Equipment and Systems Portfolio, Fidelity Select Multimedia Portfolio, Fidelity Select Natural Gas Portfolio, Fidelity Select Natural Resources Portfolio, Fidelity Select Networking and Infrastructure Portfolio, Fidelity Select Paper and Forest Products Portfolio, Fidelity Select Pharmaceuticals Portfolio, Retailing Portfolio, Fidelity Select Software and Computer Services Portfolio, Fidelity Select Technology Portfolio, Fidelity Select Telecommunications Portfolio, Fidelity Select Transportation Portfolio, Fidelity Select Utilities Growth Portfolio, Fidelity Select Wireless Portfolio, Fidelity Select Money Market Portfolio

POST-EFFECTIVE AMENDMENT NO. 80

1. All funds

    Performance Charts, Fee Tables, Financial Highlights, Portfolio Manager Compensation, and Trustee Compensation Tables (prospectuses and statements of additional information (SAIs))

    C: Please submit completed performance charts, fee tables, financial highlights, portfolio manager compensation, and the trustee compensation tables when the information becomes available.

    R: The requested information will be sent to you when it becomes available.

2. All funds

"Investment Summary" (prospectuses)
"Principal Investment Strategies"

(All Funds (except Fidelity Four-in‑One Index Fund, Spartan Total Market Index Fund, Spartan Extended Market Index Fund, Spartan International Index Fund, and Spartan U.S. Equity Index Fund))

"Fidelity Management & Research Company (FMR)'s principal investment strategies <u>include</u>:"

(Fidelity Four-in-One Index Fund)

"Strategic Advisers, Inc. (Strategic Advisers)'s principal investment strategies <u>include</u>:"

(Spartan Total Market Index Fund, Spartan Extended Market Index Fund, Spartan International Index Fund, and Spartan U.S. Equity Index Fund)

"Geode Capital Management, LLC (Geode)'s principal investment strategies <u>include</u>:"

> C: The Staff indicated that all investment strategies of the fund should be addressed, therefore the use of the word "include" may suggest that the fund has other principal investment strategies which are not described. As such, the Staff suggests changing the word "include" to the word "are."

> R: The introductory clause will be removed in the funds' next filing.

3. Fidelity U.S. Bond Index Fund, Spartan Total Market Index Fund, Spartan Extended Market Index Fund, Spartan International Index Fund, and Spartan U.S. Equity Index Fund

"Investment Summary" (prospectuses)
"Principal Investment Strategies"

(Fidelity U.S. Bond Index Fund Fund)

"Normally investing at least 80% of the fund's assets in bonds included in the Lehman Brothers Aggregate Bond Index."

(Spartan Total Market Index Fund)

"Normally investing at least 80% of assets in common stocks included in the Dow Jones Wilshire 5000 Composite Index (Dow Jones Wilshire 5000), which represents the performance of a broad range of U.S. stocks."

(Spartan Extended Market Index Fund)

"Normally investing at least 80% of assets in common stocks included in the Dow Jones Wilshire 4500 Completion Index (Dow Jones Wilshire 4500), which represents the performance of stocks of mid- to small-capitalization U.S. companies."

(Spartan International Index Fund)

"Normally investing at least 80% of assets in common stocks included in the Morgan Stanley Capital International Europe Australia, Far East (MSCI EAFE) Index, which represents the performance of foreign stock markets."

(Spartan U.S. Equity Index Fund)

"Normally investing at least 80% of the fund's assets in common stocks included in the Standard & Poors Index (S&P 500), which broadly represents the performance of common stocks publicly traded in the United States."

> C: The Staff would like us to add disclosure showing the market capitalization ranges for the indices noted above as of a recent date.

> R: As the capitalization range of an index varies over time, we believe it is more appropriate to identify well-publicized indices by name rather than giving a snapshot of the capitalization range of an index as of a single date. Accordingly, we have not modified the disclosure.

4. Spartan U.S. Equity Index Fund

"Investment Summary" (prospectus)
"Principal Investment Strategies"

"Lending securities to earn income for the fund"

> C: The Staff believes that corresponding risk disclosure should be included in the "Principal Investment Risks" section.

> R: We believe that the risks involved in using other investment strategies are adequately described in the "Investment Details" section (See, e.g., "Issuer Specific Changes"). The corresponding risk disclosure under "Principal Investment Risks" in the "Investment Summary" section is meant to only be a summary of this disclosure in accordance with Item 2(c)(1)(i) of Form N-1A.

5. Spartan Total Market Index Fund

"Investment Summary" (prospectus)
"Principal Investment Risks"

> C: The Staff notes that if the fund invests or has the potential to invest in "small" and "mid" cap securities corresponding risk disclosure should be added.

> R: Consistent with Item 2(b) of Form N-1A, the disclosure provided in the "Investment Summary" section summarizes how the fund intends to achieve its investment objective by identifying the fund's principal investment strategies. The fund does not have a principal investment strategy of investing in securities of companies with a particular market capitalization, nor does the fund have a principal investment strategy emphasizing a particular investment style. Therefore, such disclosure is not applicable for the fund. Accordingly we have not modified the disclosure.

6. Fidelity U.S. Bond Index Fund

"Investment Summary" (prospectus)
"Principal Investment Risks"

"*Issuer-Specific Changes.* The value of an individual security or particular type of security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole."

    C: The Staff believes that the "Issuer-Specific Changes" risk disclosure does not reflect the credit risks involved in investing in debt securities and believes that corresponding credit risk disclosure should be added under the sub-heading "Principal Investment Risks" in the "Investment Summary" section.

    R: The disclosure at issue summarizes the risks associated with changes in an issuer's credit quality by recognizing that, for reasons specific to a particular issuer, "[t]he value of an individual security or particular type of security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole." Many issuer-specific risk factors, including changes in the financial condition of a particular issuer and changes in the economic and political environment that may impact issuers of a particular type, relate to an issuer's credit quality and can cause the value of its securities to decline when the market as a whole may be rising.

7. All funds (except Fidelity California Municipal Money Market Fund, Spartan California Municipal Money Market Fund, and Fidelity Select Money Market Portfolio)

"Performance" (prospectuses)
"Average Annual Returns"

    C: The Staff believes that the index descriptions following the average annual returns table should be presented in a footnote. Otherwise, this disclosure is not appropriate in this section.

    R: We believe that the information is presented in a way that is clear to investors. Additionally, we do not believe that there is any requirement to present the disclosure that follows the Average Annual Returns table in a footnote, and would prefer not to change the current presentation.

8. All Funds (except Fidelity U.S. Bond Index Fund, Spartan California Municipal Income Fund and Spartan U.S. Equity Index Fund)

"Fee Table" (prospectuses)

    C: The "Shareholder fees" and "Annual operating expenses" information should be presented as one table with all footnotes following the table in its entirety. The Staff believes that inserting footnotes after the "Shareholder fees" information results in two tables instead of one.

    R: As we have previously discussed with the Staff, we believe that the information included under the subheadings "Shareholder fees" and "Annual operating expenses" in the "Fee Table" section of the prospectus is presented in a manner consistent with Item 3 of Form N-1A. The footnotes that support the information under each subheading are provided in the closest proximity possible to that information to facilitate shareholder understanding of the information presented. We note that General Instruction C.1(a) to Form N-1A states that a fund should use document design techniques that promote effective communication, and we believe this format most effectively communicates the information presented.

9.   Fidelity Four-In-One Index Fund

"Fee Table" (prospectus)

C: The Staff requests that the disclosure following the "Annual operating expenses" table concerning the fund's total operating expense and combined total expense ratio should be presented in a footnote.

R: We believe that presenting disclosure in narrative form rather than in an additional footnote to the fee table provides a clearer presentation for the shareholder.

10.   All funds (except Fidelity California Municipal Money Market Fund, Spartan California Municipal Money Market Fund, Fidelity Four-in-One Index Fund, and Fidelity Select Money Market Portfolio)

"Investment Details" (prospectuses)
"Principal Investment Strategies"

(Spartan Total Market Index Fund, Spartan Extended Market Index Fund, Spartan International Index Fund, and Spartan U.S. Equity Index Fund)

"In addition to the principal investment strategies discussed above, Geode may use various techniques, such as buying and selling futures contracts, swaps, and exchange traded funds, to increase or decrease the fund's exposure to changing security prices or other factors that affect security values. If Geode's strategies do not work as intended, the fund may not achieve its objective."

(Fidelity U.S. Bond Index Fund)

"In addition to the principal investment strategies discussed above, FMR may use various techniques, such as buying and selling futures contracts, swaps, and exchange traded funds, to increase or decrease the fund's exposure to changing security prices, interest rates or other factors that affect security values. FMR may invest the fund's assets in investment-grade debt securities by investing in other funds. If FMR's strategies do not work as intended, the fund may not achieve its objective."

(Spartan California Municipal Income Fund)

"In addition to the principal investment strategies discussed above, FMR may invest the fund's assets in lower-quality debt securities, and may use various use various techniques, such as buying and selling futures contracts, swaps, and exchange traded funds, to increase or decrease the fund's exposure to changing security prices, interest rates or other factors that affect security values. FMR may invest the fund's assets in municipal debt securities by investing in other funds. If FMR's strategies do not work as intended, the fund may not achieve its objective."

(Fidelity Select Stock Portfolios)

"In addition to the principal investment strategies discussed above, FMR may lend the fund's securities to broker-dealers or other institutions to earn income for the fund."

C: The Staff suggests that these are not principal strategies and they should be deleted from this section and possibly moved into a newly created section.

R: We believe that the phrase "In addition to the principal investment strategies discussed above," added to disclosure pursuant to the Staff's previous comments, adequately conveys that the strategies that follow are not currently considered principal. In addition, General Instruction C.(3)(b) permits a fund to include in its prospectus (except in the Item 2 and Item 3 sections of the prospectus) information that is not otherwise required, provided the information is not incomplete, inaccurate, or misleading, and the disclosure does not obscure or impede understanding of the information that is required to be included. We feel the disclosure provides shareholders with additional significant information about the funds' strategies and propose to retain it in this section.

11. Fidelity Four-in-One Index Fund

"Investment Details" (prospectus)
"Description of Underlying Fidelity Funds"

C: The Staff believes that a discussion of the Fidelity U.S. Bond Index Fund's maturity policy and dollar-weighted average maturity should be included in this section.

R: The fund is an index fund that does not have a principal investment strategy to invest in securities of a particular maturity and therefore we have not changed the disclosure.

12. Fidelity Four-in-One-Index Fund

"Investment Details" (prospectus)
"Description of Underlying Fidelity Funds"

C: What is the market capitalization strategy for Spartan 500 Index Fund, Spartan Extended Market Index Fund, and Spartan International Index Fund.

R: The funds do not have a principal investment strategy of investing in securities of companies with a particular market capitalization.

13.   All Funds (except Fidelity California Municipal Money Market Fund, Spartan California Municipal Money Market Fund, and Fidelity Select Portfolios)

"Buying and Selling Shares" (prospectuses)

"The fund's Treasurer is authorized to suspend the fund's policies during periods of severe market turbulence or national emergency. There is no assurance that the fund's Treasurer will exercise this authority or, if the Treasurer does so, that the fund will be protected from the risks associated with frequent trading."

C: The Staff questions whether the above underlined language is related to the Treasurer's withdrawn ability to grant exemptions and if so whether the language is still relevant.

R: The underlined language is related to the Treasurer's withdrawn ability to grant exemptions and will be removed in the funds' next filing.

14. All funds

"Buying and Selling Shares" (prospectuses)
"Buying Shares"

"A fund may reject for any reason, or cancel as permitted or required by law, any purchase orders, including exchanges."

C: The Staff would like confirmation and supplemental disclosure reflecting that the only three circumstances where an order may be canceled are for non-payment, Patriot Act regulations, or within one day for market timing purposes.

R: We currently include disclosure that purchase orders may be canceled for non-payment and Patriot Act regulations. We understand that it is the Staff's position that purchase orders may be canceled within one day for market timing purposes, however, it is not part of our market timing policies and procedures and therefore we cannot add disclosure regarding cancellation within one day for market timing purposes at this time.

15. Spartan Total Market Index Fund, Spartan Extended Market Index Fund, and Spartan International Index Fund

"Fund Management" (prospectus)

"FMR Co., Inc. (FMRC) serves as a sub-adviser for each fund. FMRC may provide investment advisory services for each fund."

C: The Staff requests confirmation that FMRC is an advisor for the fund.

R: FMRC is a sub-adviser for the fund, but FMRC has not provided investment advisory services (and therefore has not received compensation for such services) during the past three fiscal years.

16. All funds

"Board Approval of the Existing Investment Advisory Contracts" (SAIs)

C: The Staff believes that consistent with the second sentence of the Instruction to Item 12(b)(10) of Form N-1A, additional disclosure is needed in this section to relate the factors to the specific circumstances of a fund and the investment advisory contract. Specifically, in the discussion of a fund's performance and expenses, the Staff suggests that we consider adding numerical comparisons of a fund's performance and expenses to an applicable peer group of similar funds.

R: We have submitted to the Staff a proposal that addresses the Staff's request to add fund-specific numerical performance and expense data to the disclosure. In light of the SEC's adoption in June 2004 of the final rule concerning the approval of investment advisory contracts, we are working on revised disclosure to comply with the rule.

17. All funds (except Spartan Extended Market Index Fund, Spartan International Index Fund, Spartan Total Market Index Fund, and Spartan U.S. Equity Index Fund)

"Proxy Voting Guidelines" (SAIs)

"The FMR Legal Department consults with the appropriate analysts or portfolio managers regarding the voting decisions of non‑routine proposals that are not addressed by the Proxy Voting Guidelines. <u>Each of the President or General Counsel of FMR or the General Counsel of FMR Corp is authorized to take a final decision.</u>"

> C: The Staff believes that the disclosure is sufficient to communicate how conflicts of interest are avoided, but requests that we add disclosure addressing how an identified conflict of interest would be handled.

> R: The following disclosure will be added for the funds' filing to address the way an identified conflict of interest would be handled:

"The FMR Investment & Advisor Compliance Department votes proxies. In the event an Investment & Advisor Compliance employee has a personal conflict with a portfolio company or an employee or director of a portfolio company, that employee will withdraw from making any proxy voting decisions with respect to that portfolio company. A conflict of interest arises when there are factors that may prompt one to question whether a Fidelity employee is acting solely in the best interests of Fidelity and its customers. Employees are expected to avoid situations that could present even the appearance of a conflict between their interests and the interests of Fidelity and its customers."

18. Spartan Extended Market Index Fund, Spartan International Index Fund, Spartan Total Market Index Fund, and Spartan U.S. Equity Index

"Proxy Voting Guidelines" (SAIs)

"As a general matter, (1) proxies will be voted FOR incumbent members of a board of directors and FOR routine management proposals, except as otherwise addressed under these policies; (2) shareholder and non-routine management proposals addressed by these policies will be voted as provided in these policies; and (3) shareholder and non-routine management proposals not addressed by these policies will be evaluated by the Geode analyst or portfolio manager based on fundamental analysis and/or research and recommendations provided by the Agent, and the evaluator shall make a recommendation to the Operations Committee, which shall make the voting decision."

"Proxy votes shall be considered and made in a manner consistent with the best interests of Geode's clients (including shareholders of mutual fund clients) without regard to any other relationship, business or otherwise, between the portfolio company subject to the proxy vote and Geode or its affiliates. Due to its focused business model and the number of investments that Geode will make for its clients (particularly pursuant to its indexing strategy), Geode does not anticipate that actual or potential conflicts of interest are likely to occur in the ordinary course of its business; however, Geode believes it is essential to avoid having conflicts of interest affect its objective of voting in the best interests of its clients. Therefore, in the event that the Operations Committee, the Agent or any other person involved in the analysis or voting of proxies has knowledge of, or has reason to believe there may exist, any potential relationship, business or otherwise, between the portfolio company subject to the proxy vote and Geode (and any subsidiary of Geode) or their respective directors, officers, employees or agents, such person shall notify the Operations Committee and consult with counsel to Geode to analyze and address such potential conflict of interest. <u>In the case of an actual conflict of interest, on the advice of counsel, Geode expects that the independent directors of Geode will consider the matter and may (1) determine that there is no conflict of interest (or that reasonable measures have been taken to remedy or avoid any conflict of interest) that would prevent Geode from voting the applicable proxy, (2) acting as independent directors, using such information as is available from the Agent, vote the applicable proxy, or (3) cause authority to delegated to the Agent or a similar special fiduciary to vote the applicable proxy.</u>"

C: The Staff questions whether this is an appropriate policy, since the parties most conflicted would be the ones making the final decision in the case of a conflict between the adviser and a fund. The Staff feels a more appropriate policy for resolving disputes between the adviser and fund would be to present the conflict to the Board of Trustees (especially the Independent Trustees) for guidance or a decision.

R: We previously undertook to address the Staff's concerns, in a review of the proxy Voting Guidelines with the Board of Trustees. We expected to propose to supplement Geode's required annual reporting to the Board of a fund with additional information on any conflict situations reviewed by Geode's directors and its resolution. While we will again consider the Staff's comment during a future review, if necessary, we note that no changes to the guidelines were proposed or adopted in connection with the Board's most recent review, given that during the year ended 2004 no such conflict of interest situations were brought to the Geode directors' attention as contemplated by Geode's Proxy Voting Guidelines.

19. All funds

Tandy (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.